Exhibit 7.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended
	2011	2010	2009(2)	2008(2)	2007
	(in millions of euro except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	(263)	425	(4,847)	(16,101)	(1,078)
Add: fixed charges	429	497	1,241	3,964	6,392
Earnings before taxes and fixed charges	166	922	(3,606)	(12,137)	5,314

Fixed charges	429	497	1,241	3,964	6,392

Ratio of earnings to fixed charges	0.39	1.86	(2.91)	(3.06)	0.83

Including interest on deposits(1)
Fixed charges as above	429	497	1,241	3,964	6,392
Add: interest on deposits	1,235	1,137	1,688	6,294	7,418
Total fixed charges and interest on deposits	1,664	1,634	2,929	10,258	13,810

Earnings before taxes and fixed charges	166	922	(3,606)	(12,137)	5,314
Add: interest on deposits	1,235	1,137	1,688	6,294	7,418
Earnings before taxes and fixed charges and interest on deposits	1,401	2,059	(1,918)	(5,843)	12,732

Ratio of earnings to fixed charges	0.84	1.26	(0.65)	(0.57)	0.92

The income statement figures of 2009, 2008 and 2007 have been restated for the classification of the Dutch State acquired businesses as discontinued operations in 2010. The 2006 figures have not been restated for discontinued operations arising in 2010. As a result the applicable ratios throughout the years are not comparable.

(1)	Deposits include Banks and Total customer accounts.

(2)
The earnings for the years ended December 31, 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.  The coverage deficiencies for total fixed charges excluding interest on deposits for the years ended December 31, 2009 and 2008 were €4,847 and €16,101, respectively.  The coverage deficiencies for total fixed charges including interest on deposits for the years ended December 31, 2009 and 2008 were €4,847 and €16,101, respectively.